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COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

February 18, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange
New York Stock Exchange
Securities & Exchange Commission
Depository Trust Company

Dear Sirs:

Subject: GLAMIS GOLD LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	376775102
4.	Record Date	:	March 22, 2002
5.	Meeting Date	:	May 9, 2002
6.	Meeting Location	:	Toronto, Ontario

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mita Garcia"
Assistant Account Manager
Stock Transfer, Client Services
Telephone (604)661-9420
Fax (604)683-3694

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